

August 6, 2024

Joshua Riggs
President and Chief Executive Officer
Oncocyte Corporation
15 Cushing
Irvine, California 92618

      Re: Oncocyte Corporation
            Registration Statement on Form S-3
            Filed August 1, 2024
            File No. 333-281159

Dear Joshua Riggs:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Crawford at 202-551-7767 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Pace McCaskill, Esq.